SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke

Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, California 94111

(415) 352-4463

Justus Leachman

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 486,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 583,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 583,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 583,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON OC 532 OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,608
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 371,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON JORDAN HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,602,513
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,602,513
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON JUSTIN HUGHES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 548,655 (including call options to purchase 4,400 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 548,655 (including call options to purchase 4,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 12 of 15 Pages

Preamble

This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2014, as heretofore amended (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Investment Technology Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

As a result of the Termination of the Joint Filing and Solicitation Agreement, dated April 9, 2015 (the "Termination Agreement"), the Reporting Persons have terminated their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock. In connection with such termination, the beneficial ownership of each of the Reporting Persons has fallen below the Schedule 13D reporting threshold and this Amendment No. 4 constitutes an "exit filing" for each of the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Termination Agreement, each of the Reporting Persons are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. A copy of the Termination Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 8, 2015, Philadelphia Financial, Mr. Hughes and Voce Capital Management (collectively, the "Stockholder Group") entered into an agreement with the Issuer (the "Cooperation Agreement") regarding the composition of the Issuer's board of directors (the "Board"). Under the terms of the Cooperation Agreement, the Board (i) will, no later than five days following the execution of the Cooperation Agreement, increase the size of the Board to nine members and appoint R. Jarrett Lilien ("Mr. Lilien") to the Board; (ii) agreed to appoint Mr. Lilien as a member of the Board's Capital Committee; and (iii) agreed to include Mr. Lilien as a member of the Issuer's slate of recommended director candidates for election to the Board at the 2015 annual meeting of stockholders of the Issuer (the "Annual Meeting"). In addition, the Board agreed to commence a search process, promptly following the Annual Meeting, to add an additional director to the Board and to confer with the Stockholder Group regarding such search process.

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 13 of 15 Pages

Pursuant to the Cooperation Agreement, the Reporting Persons also agreed to certain customary standstill provisions, such provisions to last until the earlier of (x) the date which is 30 days prior to the last day on which notice of a stockholder's intent to make director nominations at or bring other business before the Issuer's 2016 annual meeting of stockholders must be submitted pursuant to the Issuer's Amended and Restated By-laws and (ii) such date, if any, of a breach by the Issuer in any material respects of its obligations under the Cooperation Agreement if such breach has not been cured within 30 days following written notice of such breach from the Stockholder Group. Each member of the Stockholder Group also agreed to cause all shares of Common Stock beneficially owned by it or him to be present for quorum purposes and to be voted in favor of any and all directors nominated by the Board for election or other business that may become any shareholder meeting during the Standstill Period, subject to certain exceptions. The foregoing summary of the Cooperation Agreement is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e) As a result of the Termination Agreement, on April 9, 2015, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are parties to the Termination Agreement, as defined and described in the Preamble above, and the Cooperation Agreement, as defined and described in Item 4 above. A copy of each of the Termination Agreement and the Cooperation Agreement is attached as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein and as previously reported in the Schedule 13D, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
2	Termination of Joint Filing and Solicitation Agreement, dated April 9, 2015
3	Cooperation Agreement, dated April 8, 2015

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2015

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

OC 532 OFFSHORE LTD.

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 15 of 15 Pages

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

/s/ Jordan Hymowitz
Jordan Hymowitz

/s/ Justin Hughes
Justin Hughes

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants